MOBILEIRON, INC.

June 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry Spirgel
Justin Kisner
Celeste M. Murphy

Re:	MobileIron, Inc.
Registration Statement on Form S-1
File No. 333-195089

Acceleration Request

Requested Date:	Wednesday, June 11, 2014
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-195089) (the “Registration Statement”) to become effective on June 11, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Mark Medearis, Eric Jensen, Carlton Fleming and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Medearis of Cooley LLP, counsel to the Registrant, at (650) 843-5040.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MOBILEIRON, INC.

Very truly yours,

MobileIron, Inc.

By:	/s/ Laurel Finch
Name:	Laurel Finch
Title:	Vice President, General Counsel and Secretary

cc:	Mark Medearis, Cooley LLP
Eric Jensen, Cooley LLP
Carlton Fleming, Cooley LLP
Josh Seidenfeld, Cooley
William L. Hughes, Fenwick & West LLP